Exhibit 99.1

ProQR Announces Nomination of Dr. Lykke Hinsch Gylvin to its Board of Directors

LEIDEN, Netherlands & CAMBRIDGE, Mass., April 30, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a clinical-stage company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced the nomination of Lykke Hinsch Gylvin, MD, EMBA, Chief Medical Officer and Head of Global Medicine at Boehringer Ingelheim, to its Board of Directors.

“We are pleased to nominate Lykke to our Board of Directors,” said James Shannon, MD, Chairperson of the Board of ProQR Therapeutics. “Her extensive experience in global drug development and broad perspective across therapeutic areas will complement the expertise of our Board. As we continue to advance our pipeline and strategy, her insights will be valuable in supporting ProQR’s next phase of growth.”

Dr. Hinsch Gylvin is a seasoned pharmaceutical executive with more than 20 years of global leadership experience spanning all phases of drug development. She currently serves as Chief Medical Officer and Head of Global Medicine at Boehringer Ingelheim, where she leads the global medical and clinical development organization across a broad range of therapeutic areas, including oncology, cardiometabolic diseases, immunology, CNS, and rare diseases.

Prior to joining Boehringer Ingelheim, Dr. Hinsch Gylvin held senior leadership roles at Novartis and AstraZeneca, where she led global medical and development strategies across multiple therapeutic areas. Earlier in her career, she held roles of increasing responsibility at Roche, Novo Nordisk and Lundbeck, gaining extensive experience in clinical development, regulatory strategy and global medical affairs.

Dr. Hinsch Gylvin holds an MD from the University of Copenhagen and an Executive MBA from SBS Swiss Business School.

The nomination will be submitted for shareholder approval at the Company’s upcoming Annual General Meeting of Shareholders. If appointed, Dr. Hinsch Gylvin will serve as an independent non-executive director.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data; plans to submit the nomination of Dr. Hinsch Gylvin for shareholder approval; Dr. Hinsch Gylvin’s role and expected contribution to ProQR; the continued development and advancement of our Axiomer™ platform; and the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions, U.S. government shutdown and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, high inflation, rising interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:

Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Investor contact:

Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com